OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-42682

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RE Investment Corporation DBA Homestead Financial Services Corp.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4301 Wilson Boulevard
(No. and Street)

Arlington (City) Virginia (State) 22203 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Danielle Sieverling (Name) 703-907-5993 (Area Code – Telephone Number) danielle.sieverling@nreca.coop (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CliftonLarsonAllen LLP
(Name – if individual, state last, first, and middle name)

301 SW Adams Street, Suite 1000 (Address) Peoria (City) Illinois (State) 61602 (Zip Code)

10/16/2003 (Date of Registration with PCAOB)(if applicable) 655 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Amy DiMauro, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RE Investment Corporation, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, ~~officer, director~~, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GRETCHEN M SHREVE
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
#7807080, COMM. EXP. 07/31/2022

Gretchen M. Shreve
Notary Public 02/22/2022

Signature: Amy DiMauro

Title:
Director and Treasurer

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
RE Investment Corporation and Subsidiary
Arlington, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of RE Investment Corporation and Subsidiary (the Company) as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements under Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2016.

Peoria, Illinois
February 24, 2022

RE Investment Corporation and Subsidiary

Consolidated Statements of Financial Condition

December 31,	2021	2020
Assets		
Cash and cash equivalents	**$ 8,991,278**	$ 7,011,373
Investments in Homestead Funds, at fair value	**5,186,783**	4,241,445
Accounts receivable	**85,729**	67,866
Due from Homestead Funds	**1,641,779**	1,563,326
Due from NRECA	**12,491,560**	16,025,580
Prepaid expenses and other assets	**458,061**	489,538
Deferred compensation asset	**503,530**	780,737
Deferred tax asset, net	**89,041**	235,261
Fixed assets, net	**295,360**	521,119
Total assets	**$ 29,743,121**	$ 30,936,245
Liabilities and stockholder's equity		
Liabilities		
Accrued liabilities	**$ 3,203,266**	$ 3,746,163
Accrued employee expenses	**527,998**	401,396
Deferred compensation liability	**503,530**	780,737
Total liabilities	**4,234,794**	4,928,296
Stockholder's equity		
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding	**1,000**	1,000
Additional paid-in capital	**319,666**	319,666
Accumulated earnings	**25,187,661**	25,687,283
Total stockholder's equity	**25,508,327**	26,007,949
Total liabilities and stockholder's equity	**$ 29,743,121**	$ 30,936,245

See accompanying notes to consolidated financial statements.

RE Investment Corporation and Subsidiary

Consolidated Statements of Operations

Years Ended December 31,	**2021**	2020
Income		
Management and administrative fees, net – Homestead Funds	**$15,123,438**	$ 12,691,715
Management fees – benefit plans	**6,308,199**	6,435,904
Management fees – other	**299,182**	259,051
Interest and dividends	**254,620**	403,086
Realized gain on investments	**90,415**	186,865
Net unrealized appreciation on investments in Homestead Funds	**33,009**	127,899
Total income	**22,108,863**	20,104,520
Expenses		
Personnel costs	**10,439,742**	9,858,806
Allocated administrative costs from NRECA	**3,934,923**	3,815,264
Technology and investment research	**2,192,754**	2,012,856
Money management fees	**1,996,573**	1,468,022
Intermediary fees	**696,127**	611,343
Professional fees	**310,691**	309,648
Promotional	**283,595**	234,410
Registration fees	**162,558**	148,421
Insurance	**121,429**	112,786
Communication	**51,232**	28,738
Other	**1,838,176**	1,197,508
Total expenses	**22,027,800**	19,797,802
Income before taxes	**81,063**	306,718
Income tax provision	**(80,685)**	(53,863)
Net income	**$ 378**	$ 252,855

See accompanying notes to consolidated financial statements.

RE Investment Corporation and Subsidiary

Consolidated Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Earnings	Total
Balance, December 31, 2019	$ 1,000	$ 319,666	$ 25,934,428	$ 26,255,094
Net income	-	-	252,855	252,855
Dividends paid	-	-	(500,000)	(500,000)
Balance, December 31, 2020	1,000	319,666	25,687,283	26,007,949
Net income	-	-	378	378
Dividends paid	-	-	(500,000)	(500,000)
Balance, December 31, 2021	**$ 1,000**	**$ 319,666**	**$ 25,187,661**	**$ 25,508,327**

See accompanying notes to consolidated financial statements.

RE Investment Corporation and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31,	**2021**	2020
Cash flows from operating activities		
Net income	**$ 378**	$ 252,855
Adjustments to reconcile net income to net cash provided by operating activities		
Purchase of mutual fund shares	**(1,186,914)**	(798,581)
Proceeds from sales of mutual fund shares	**365,000**	1,059,121
Realized gains from proceeds on mutual fund shares sold	**(90,415)**	(186,865)
Net unrealized appreciation on investments in Homestead Funds	**(33,009)**	(127,899)
Depreciation and amortization	**274,115**	271,840
Deferred tax expense (benefit)	**146,220**	(165,224)
(Increase) decrease in assets		
Accounts receivable	**(17,863)**	(1,154)
Due from Homestead Funds	**(78,453)**	(46,739)
Due to NRECA (reduced by investing activities)	**1,101,071**	1,631,348
Prepaid expenses and other assets	**31,477**	24,983
Deferred compensation asset	**277,207**	(507,281)
Increase (decrease) in liabilities		
Accrued liabilities	**(542,897)**	671,046
Accrued employee expenses	**126,602**	(322,866)
Deferred compensation liability	**(277,207)**	507,281
Net cash provided by operating activities	**95,312**	2,261,865
Cash flows from investing activities		
Purchase of property and equipment	**(48,356)**	(22,515)
Due from NRECA (reduced by operating activities)	**2,432,949**	(1,669,071)
Net cash (used) provided by investing activities	**2,384,593**	(1,691,586)
Cash flows from financing activities		
Dividends paid	**(500,000)**	(500,000)
Net cash used in financing activities	**(500,000)**	(500,000)
Increase in cash and cash equivalents	**1,979,905**	70,279
Cash and cash equivalents, beginning of year	**7,011,373**	6,941,094
Cash and cash equivalents, end of year	**$ 8,991,278**	$ 7,011,373

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations

RE Investment Corporation (RE Investment) was organized on May 1, 1990, as a District of Columbia corporation for the purposes of operating as a securities broker-dealer. RE Investment is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). RE Investment re-incorporated in the Commonwealth of Virginia on July 6, 1995. RE Investment is part of an affiliated group of subsidiaries consolidated with National Rural Electric Cooperative Association (NRECA).

RE Advisers Corporation (RE Advisers), a wholly owned subsidiary, is an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. RE Advisers provides investment management and administrative services to Homestead Funds, Inc., an affiliate of NRECA, multiple employer benefit plans administered by NRECA, NRECA, and other unaffiliated clients.

In 2021 and 2020, NRECA provided personnel, property and services to RE Investment and RE Advisers (collectively, the Company), at a cost equal to the portion of NRECA's costs that are attributable to the Company.

Consolidation Policy

The accompanying consolidated financial statements include the accounts of RE Investment's wholly-owned subsidiary, RE Advisers. All significant intercompany accounts and transactions have been eliminated.

Basis of Accounting

The consolidated financial statements of the Company have been prepared on the accrual basis in accordance with accounting standards generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less and investments in money market mutual funds to be cash equivalents. The Company maintains deposits with high quality institutions in amounts that are in excess of Federally insured limits; however, the Company does not believe it is exposed to any significant credit risk with respect to cash and cash equivalents.

Fair Value

Investments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Under the fair value hierarchy, the inputs to valuation techniques are prioritized into the following levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs based on quoted market prices (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable for the asset or liability and rely on management's own best estimate of what market participants would use in pricing the asset or liability at fair value.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The investments in Homestead Funds, which are mutual funds, and are also classified as trading securities, are considered Level 1, and measured at fair value on a recurring basis based on quoted prices for identical assets in active markets.

Accounts Receivable

Accounts receivable consist primarily of amounts due from customers for management fees.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. All costs for property and equipment greater than $2,000 and all costs for leasehold improvements greater than $10,000 with a useful life of more than 1 year when acquired are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of assets, which range from 3 to 15 years. Leasehold improvements are amortized over the shorter of their estimated useful life or the remaining life of the lease at the time of purchase. Software is amortized over its expected useful life, generally five years. When assets are sold or otherwise disposed of, the asset and the related accumulated depreciation and amortization are removed from the accounts, and any remaining gain or loss is included with operations.

Revenue Recognition

Revenues from management fees and administrative fees are recognized in the period in which the service is rendered.

Revenues for mutual funds are calculated based on predetermined percentages of the average daily market values of assets under management, as defined in the investment management agreements. Management fees for separately managed accounts are calculated based on predetermined percentages of the average market value of assets under management at the end of each month. Management fees for the affiliated employer pension plans are calculated based on the actual cost of RE Advisers to provide the service, assuming RE Advisers total costs are allocated based on the market value of net assets under management of the portfolios it services at the end of each month. Revenues are recognized when obligations under the terms of contracts with customers are satisfied, which is over time as the services are rendered.

Expenses

Expenses are recognized by the Company during the period in which they are incurred. Expenses paid in advance and not yet incurred are deferred to the applicable period.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles that are generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is included in a consolidated income tax return filed by NRECA United, Inc., its parent company, and the provision for income taxes is computed on a separate company basis.

The Company accounts for income taxes under the asset and liability method, whereby, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the consolidated financial statement carrying amounts and the tax basis of existing assets and liabilities.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company has analyzed its tax positions taken on tax returns for all open tax years, and has concluded that no additional provision or benefit exists. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. Federal, state or local tax authorities for years before 2018.

2. Investments in Homestead Funds

At December 31, 2021 and 2020, RE Advisers held shares in the Homestead Funds, Inc., a related party. These securities are classified as trading securities and are reported at fair value with any unrealized appreciation or depreciation in value reported directly to income. Fair values of the securities are based on quoted market prices in active markets and are therefore classified as level 1 in the fair value hierarchy.

The fair value of RE Advisers' investments in the Funds at December 31, 2021 and 2020, are as follows:

December 31,	2021	2020
Short-Term Government Securities Fund	$ **727,860**	$ 736,581
Short-Term Bond Fund	**732,659**	740,875
Intermediate Bond Fund	**931,763**	942,357
Rural America Growth & Income Fund	**1,045,755**	-
Small-Company Stock Fund	**421,270**	475,037
Value Fund	**452,395**	449,147
International Equity Fund	**430,236**	462,555
Growth Fund	**444,845**	434,893
Total	$ **5,186,783**	$ 4,241,445

RE Advisers held $8,977,548 and $6,997,643 at December 31, 2021 and 2020, respectively, in the Homestead Daily Income Fund, a money market fund valued at $1.00 and reflected in cash and cash equivalents on the consolidated statements of financial condition.

3. Fixed Assets

Fixed assets consist of the following at:

December 31,	2021	2020
Software	$ **1,074,439**	$ 1,041,846
Leasehold improvements	**257,653**	257,653
Furniture and equipment	**258,593**	254,718
	1,590,685	1,554,217
Less accumulated depreciation and amortization	**(1,295,325)**	(1,033,098)
Fixed assets, net	$ **295,360**	$ 521,119

4. Investment Management and Administrative Agreements

RE Advisers has entered into investment management or administrative agreements (the Agreements) with the following Homestead Funds: Daily Income Fund, Short-Term Government Securities Fund, Short-Term Bond Fund, Intermediate Bond Fund, Rural America Growth & Income Fund, Value Fund, Growth Fund, Small-Company Stock Fund, International Equity Fund, and Stock Index Fund (the Funds). The Funds are management investment companies registered with the SEC under the Investment Company Act of 1940. The Agreements provide for an annual investment management or administrative fee, depending upon the arrangement with that particular fund, computed daily and paid monthly based on each Fund's average daily net assets, at various rates as set forth in the Funds' prospectuses.

For the years ended December 31, 2021 and 2020, the Funds incurred the following management or administrative fees:

December 31,		**2021**		2020
Daily Income Fund	$	**765,769**	$	879,264
Short-Term Government Securities Fund		**384,904**		346,874
Short-Term Bond Fund		**3,435,230**		3,272,431
Intermediate Bond Fund		**788,059**		346,234
Rural America Growth & Income Fund		**15,491**		-
Value Fund		**4,757,960**		4,126,599
Growth Fund		**2,280,714**		1,695,833
Small-Company Stock Fund		**2,557,220**		2,183,222
International Equity Fund		**747,368**		576,055
Stock Index Fund		**542,067**		413,149
		16,274,782		13,839,661
Contractual and voluntary waivers		**1,151,344**		1,147,946
Net fees	**$**	**15,123,438**	$	12,691,715

RE Advisers has agreed, as part of the expense limitation agreements entered into with each Fund, to assume as its own liability all Fund operating expenses and certain other non-recurring expenses, that in any year exceed specified percentage amounts of the average daily net assets of each Fund, as set forth in the Funds' prospectuses. To pay such liability, RE Advisers will first waive or reduce its investment management fees or administrative fees as appropriate and, if necessary, will also assume as its own expense and reimburse each Fund for any additional excess amount. In 2020 and 2021, RE Advisers voluntarily and temporarily reduced the expense limitation of the Daily Income Fund in order to assist the Fund in maintaining a minimum yield due to low interest rates. Pursuant to the expense limitation agreements and voluntary waiver, $1,151,344 and $1,147,946 of management fees were waived from the Funds for the years ended December 31, 2021 and 2020, respectively.

At December 31, 2021 and 2020, the Funds owed $1,641,779 and $1,563,326, respectively, to RE Advisers for management fees due and amounts paid on their behalf.

RE Advisers has entered into investment management agreements with the NRECA 401(k) Pension Plan, Retirement Security Plan, and Group Benefits Program (Plans). The Plans are multiple employer retirement plans subject to the Employee Retirement Income Security Act of 1974 (ERISA) and are administered by NRECA. Per the agreements, NRECA reimburses the Company for the portion of the Company's costs associated with managing the Plans. For the years ended December 31, 2021 and 2020, management fees from the Plans were $6,308,199 and $6,435,904, respectively. Any receivables at December 31, 2021 and 2020 are included in due from NRECA on the consolidated statements of financial condition.

RE Advisers has other investment management agreements with unrelated entities. As of December 31, 2021 and 2020, RE Advisers' receivables from these companies were $74,079 and $67,866, respectively. Management fee income from these agreements was $282,829 and $259,051 for the years ended December 31, 2021 and 2020, respectively.

In 2021, RE Advisers entered into an investment management agreement with NRECA, its parent company and a related party. As of December 31, 2021, RE Advisers' receivable from NRECA for these services was $10,480 and management fee income for the year ended December 31, 2021 was $16,353.

5. Disaggregated Revenue

The following table details disaggregated revenue from contracts with customers:

December 31,	**2021**	2020
Revenue from contracts with customers		
Management and administrative fees, net - Homestead Funds	**$ 15,123,438**	$ 12,691,715
Management fees - benefit plans	**6,308,199**	6,435,904
Management fees - seperately managed accounts	**297,536**	256,511
Management fees - other	**1,646**	2,540
Total revenue from contracts with customers	**$ 21,730,819**	$ 19,386,670
Interest and dividends	**$ 254,620**	$ 403,086
Realized gain on investments	**90,415**	186,865
Net unrealized appreciation on investments in Homestead Funds	**33,009**	127,899
Total revenue	**$ 22,108,863**	$ 20,104,520

6. Regulatory Requirements

RE Investment is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 0 to 1. At December 31, 2021, the Company had regulatory net capital of $9,371,431 and a regulatory net capital requirement of $282,320. The Company's ratio of aggregate indebtedness to regulatory net capital was .5 to 1 at December 31, 2021. On a stand-alone basis RE Investment had a ratio of aggregate indebtedness to regulatory net capital of 0 to 1 at December 31, 2021. At December 31, 2020, the Company had regulatory net capital of $5,858,119 and a regulatory net capital requirement of $328,553. The Company's ratio of aggregate indebtedness to regulatory net capital was .8 to 1 at December 31, 2020. On a stand-alone basis RE Investment had a ratio of aggregate indebtedness to regulatory net capital of 0 to 1 at December 31, 2020.

The following reconciles the Company's computation of net capital at December 31, 2021 as reported in the (unaudited) amended Part IIA of Form X-17A-5 with the Company's computation contained herein:

Net capital as reported in the Company's Part IIA (unaudited) amended Focus Report	$ 13,730
Plus subsidiary's investments	14,164,331
Less haircuts on subsidiary's investments	(571,836)
Less liabilities of subsidiary	(4,234,794)
Net capital per above	$ 9,371,431

RE Investment operates under the provisions of Paragraph (k)(1) and footnote 74 of Rule 15c3-3 of the SEC and, accordingly, claims an exemption from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(1) provide that a broker/dealer whose transactions are limited to those involving redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and who transmits all funds and delivers all securities received in connection with his activities as a broker/dealer, and does not otherwise hold funds or securities for or owe money or securities to customers, is exempt.

7. Pension Plan and Other Postretirement Benefits

Substantially all employees of RE Advisers participate in the Retirement Security Plan (RS Plan) and the 401(k) Plan administered by the NRECA.

RS Plan

The RS Plan is a defined benefit, multiple employer plan qualified under Section 401 of the IRC and is exempt from federal income tax under Section 501(a) of the IRC. The employer identification number of the plan sponsor, NRECA, is 53-0116145 and the plan number is 333. For GAAP purposes, the RS Plan is considered a multi employer plan. In a multi employer plan all plan assets are available to pay benefits of any plan participant. Separate asset accounts are not maintained for participating employers and, as a result, assets contributed by one employer may be used to provide benefits to employees of other participating employers. In the RS Plan, a zone status determination is not required and, therefore, not determined, under the Pension Protection Act (PPA) of 2006. In addition, the accumulated benefit obligations and plan assets are not determined or allocated separately by individual employer. In total, the RS Plan was over 80 percent funded at January 1, 2021, and January 1, 2020, based on the PPA funding target and PPA actuarial value of assets on those dates. Because the provisions of the PPA do not apply to the RS Plan, funding improvement plans and surcharges are not applicable. Future contribution requirements are determined each year as part of the actuarial valuation of the plan and may change as a result of plan experience.

All employees of RE Advisers that work a minimum of 1,000 hours per year are eligible to participate in the RS Plan after completing one year of service. Pension contributions are made equal to the amounts accrued for pension expense, including amortization of past service costs. Pension contribution expense, which is included in personnel costs in the consolidated statements of operations, for the years ended December 31, 2021 and 2020, amounted to $1,368,196 and $859,315, respectively. In 2021 and 2020, RE Advisers elected to participate in the prepayment option offered to participating employers. Contributions in 2021 and 2020 represented less than 5 percent of the total contributions made to the RS Plan by all participating employers.

401(k) Plan

The 401(k) Plan is a defined contribution, multiple employer plan qualified under Section 401(k) of the IRC and is exempt from federal income tax. All employees of RE Advisers who work a minimum of 1,000 hours per year and have completed one month of service are eligible to make contributions to the 401(k) Plan. Participants can make contributions through salary deferral subject to Internal Revenue Service maximum limitations. For 2021 and 2020, RE Advisers made matching contributions up to 5% of each eligible participant's annual base salary. Additionally, RE Advisers contributed a special employer base contribution of $2,000 for 2021 and 2020. The 401(k) Plan pension expense, which was included in personnel costs on the consolidated statements of operations, for the years ended December 31, 2021 and 2020, was $284,019 and $223,437, respectively.

Postretirement Benefits Other than Pensions

In addition to providing pension benefits, RE Advisers provides certain health care and life insurance benefits for retired employees. Employees become eligible for these benefits at retirement after meeting minimum age and annual hours worked requirements. Benefits are provided through medical plans in which the employees are enrolled at the time of retirement. RE Advisers allows these retirees to participate in the NRECA Group Benefits Program upon retirement, but only if they pay 100% of the premium. The plan continues to be contributory, with retiree contribution levels based on years of service. The plan also contains other cost-sharing features, including deductibles and coinsurance. All Medicare-eligible participants were required to obtain their own medical, prescription drug and vision coverage, with no change in subsidy.

The following table sets forth the postretirement benefits obligation at December 31,

December 31,	**2021**	2020
Postretirement benefit obligation, beginning of year	**$ 189,838**	$ 356,497
Service cost	**7,902**	6,877
Interest cost	**5,633**	6,141
Actuarial (gain)/loss, net	**17,913**	(153,487)
Estimated benefit cost	**(25,706)**	(26,190)
Postretirement benefits obligation, end of year	**$ 195,580**	$ 189,838

The present value of the postretirement benefit obligation was as follows at December 31,

December 31,	**2021**	2020
Accumulated postretirement benefit obligation (APBO):		
Active participants not yet eligible	**$ 60,981**	$ 54,642
Fully eligible active participants	**8,506**	10,635
Retirees, disabled, and dependents	**126,093**	124,561
Postretirement benefit obligation	**$ 195,580**	$ 189,838

RE Adviser's postretirement benefit obligation approximates fair value and is unfunded as of December 31, 2021.

Components of the net periodic postretirement benefit cost and other postretirement benefit related changes included in the consolidated statements of operations were as follows for the year ended December 31,

Years Ended December 31,	**2021**	2020
Service cost	**$ 7,902**	$ 6,877
Interest cost	**5,633**	6,141
Actuarial (gain)/loss, net	**17,913**	(153,487)
Net periodic postretirement benefit cost and other postretirement benefit related changes	**$ 31,448**	$ (140,469)

In 2021 and 2020 payments of $25,706 and $26,190 were made for retiree health and life insurance. The weighted-average discount rate used in calculating the postretirement liability and the discount rate used in calculating the net periodic benefit cost was 3.30% and 3.00% in 2021 and 2020, respectively. The 2021 health care trend rates were 8.2% for 2021, 6.40% for 2022, 6.00% for 2023 then decreasing 0.20% per year until reaching terminal trend rate of 5%.

The RE Advisers' estimated future benefit payments to the postretirement benefit plan are as follows:

Years Ending December 31,	
2022	$ 25,706
2023	20,307
2024	12,440
2025	13,300
2026	11,168
Thereafter	55,675

Given the estimated rates included in the calculations of these accumulated benefit obligations, it is possible amounts recorded under this plan may change in the near term.

<u>*Other Plans*</u>

The RE Advisers has established an Executive Benefit Restoration Plan, whereby, employees whose compensation exceeds Section 401(a)(17) limitations of the IRC or whose benefit under the RS Plan exceeds Section 415 limitations of the IRC, and who are designated by the Board, and who have a pension limitation, as defined in the plan document, on their normal retirement date are eligible for benefits. Benefits are paid after attainment of normal retirement date and continue annually provided that a pension limitation exists. The benefit is forfeited in its entirety if the employee is terminated for any reason before attainment of normal retirement date. The Executive Benefit Restoration Plan expense, which was included in personnel costs on the consolidated statements of operations, was an expense of $81,829 and $656, for the years ended December 31, 2021 and 2020, respectively. At December 31, 2021 and 2020, the pro rata actuarial present value of the benefits amounted to $153,314 and $71,485, respectively, which was included in accrued employee expenses on the statements of financial condition.

8. Deferred Compensation

In 2018, Retention Bonus Agreements were entered into with certain at risk employees. Under the agreements, employees receive a retention payment credited to an account for their benefit after one and two years. After three years of employment, employees receive a third payment, along with the amount credited in years one and two. If an employee leaves after years one or two, they receive the accumulated funds that have been credited to them. The agreements expired in 2021 and all deferred amounts were paid out to the employees under the agreements. The expense related to the retention bonuses was $90,250 and $361,000, for the years ended December 31, 2021 and 2020, respectively, which was included in personnel costs on the consolidated statements of operations. There was no liability related to the retention bonuses for the year ended December 31, 2021. There was a liability of $451,250 for the year ended December 31, 2020, which is included in accrued liabilities on the statements of financial condition. In 2021 there were no deposits into the account for the benefit of employees, while $270,750 was deposited in 2020, invested in the Homestead Daily Income Fund. As of December 31, 2021, there was no commitment remaining on the agreements.

In 2019, incentive plan agreements for certain portfolio managers were entered into, which require the deferral of 20% of the incentive earned for the year be paid out in three equal installments after the second, third, and fourth year following the performance period. Employees must be employed on the installment payout date in order to receive the payment. Under the agreements, the deferred portion of the earned incentive is credited to a Homestead Fund Daily Income Fund account for their benefit. In 2021 and 2020, respectively, $351,600 and $235,871 was deposited into accounts for the benefit of employees.

The value of the accounts for both the retention plan and the deferred incentive at December 31, 2021 and 2020 was $503,530 and $780,737, respectively, and is reflected in the financial statements as deferred compensation asset, with a corresponding liability.

9. Income Taxes

At December 31, 2021 and 2020, there was a net deferred tax asset of $89,041 and $235,261, respectively, related to the tax effect of unrealized gains on investments in mutual funds, depreciation on fixed assets, and deferred employee compensation.

For the years ended December 31, 2021 and 2020, the benefit (provision) for income taxes consists of:

December 31,	**2021**	2020
Current tax benefit (expense)	$ **65,535**	$ (219,087)
Deferred tax (expense) benefit	**(146,220)**	165,224
Income tax provision	$ **(80,685)**	$ (53,863)

The provision for income taxes differs from that computed by applying federal statutory rates to income before income taxes, as indicated in the following analysis:

December 31,		**2021**		2020
Expected tax provision at 21% rate	$	**(17,023)**	$	(64,411)
State and local taxes - net		**(3,810)**		(14,416)
Non-deductible expenses and other		**(59,852)**		24,964
Income tax provision	$	**(80,685)**	$	(53,863)

10. Related Parties

The Company participates in a cash management program with NRECA and other subsidiaries of NRECA. The cash is invested by NRECA in a separately managed account managed by RE Advisers. At December 31, 2021 the Company's parent, NRECA, owed the Company $12,491,560, consisting of $13,730,116 owed from NRECA for consolidating investing activities and $1,238,556 owed to NRECA for monthly services as described in Note 4, and other monthly operating expenses. At December 31, 2020, the Company's parent, NRECA, owed the Company $16,025,580, consisting of $16,163,064 owed for consolidating investing activities and $137,484 owed to NRECA for monthly services as described in Note 4, and other monthly operating expenses.

On February 1, 2020 RE Advisers entered into a contract with Investcloud for investment accounting software. NRECA agreed to pay the first year of licensing fees of $150,000 on behalf of RE Advisers, as well as the initial implementation costs of $300,000.

Per the investment management or administrative agreements between RE Advisers and each Homestead Fund, RE Advisers agrees to provide the officers to the Homestead Funds, in addition to providing investment management and other administrative services. RE Advisers provides to the Homestead Funds the CEO, as well as other officers who also serve as officers of RE Advisers. In exchange for these services, the Homestead Funds paid RE Advisers an investment management or administrative fee in 2021 and 2020 as explained in note 4.

The Company paid its parent a dividend of $500,000 in 2021 and 2020.

11. RE Advisers Corporation

The following is a summary of certain financial information of the Company's consolidated subsidiary RE Advisers as of December 31, 2021 and 2020:

December 31,	**2021**	2020
Assets	**$ 29,539,811**	$ 30,728,320
Stockholder's equity	**$ 25,305,017**	$ 25,800,024

As of December 31, 2021, the $25,052,149 of stockholder's equity and $4,234,794 of the subordinated liabilities of RE Advisers are included as capital in a consolidated computation of the Company's net capital, because the assets of RE Advisers are readily available for the protection of the Company's customers, and other creditors, as permitted by Rule 15c3-1, which resulted in an increase in net capital and required net capital (after nonallowable assets and charges) of $9,357,701 and $277,320, respectively. As of December 31, 2020, the $25,547,156 of stockholder's equity and $4,928,296 of the

subordinated liabilities of RE Advisers are included as capital in a consolidated computation of the Company's net capital, because the assets of RE Advisers are readily available for the protection of the Company's customers, and other creditors, as permitted by Rule 15c3-1, which resulted in an increase in net capital and required net capital (after nonallowable assets and charges) of $5,844,389 and $323,553, respectively.

12. Subsequent Events

The Company evaluated subsequent events through February 24, 2022, which is the date the consolidated financial statements were issued. There were no events noted that required adjustment to or disclosure in these consolidated financial statements.